Exhibit 99.1

TWG Announces Entry into of a Material Definitive Agreement for the Acquisition of Wine Authentication and Tracking System and Wine Trading Business

Hong Kong, Jan. 20, 2026 (GLOBE NEWSWIRE) -- Top Wealth Group Holding Limited (NASDAQ: TWG) (“Top Wealth” or the “Company”), today announced the entry into of a material definitive agreement to acquire Airentity International Limited, a wine trading group (the “Target Company and, together with its wholly-owned subsidiary “Airentity Technology Limited, the “Target Group”) engaged in the development and commercialization of a wine authentication and tracking system (“WATS”) and wine trading businesses in the Asia Pacific Region. The acquisition of the Target Group, professionally valued at approximately US$125 million, is a strategic move to diversify and strengthen the Company’s offerings in the beverage sector, complementing the Company’s existing premium caviar business. The Target Company, owned by Winwin Development Group Limited, Happy Harbour International Limited, Dragon Cloud International Limited, TangEkanaya Limited, Darson Enterprise Limited and Chung Tat, Lo (collectively, the “Vendors”), as to 60.00%, 8.00%, 7.80%, 8.00%, 8.00% and 8.20%, respectively, underscores a strong alignment of interests.

WATS was first deployed in 2025 and has since then been widely used by wine distributors having business relationships with Winwin Development Group Limited, the controlling shareholder of the Company which is wholly-owned by Mr. Kim Kwan Kings, Wong. The Target Group’s WATS system is believed to have excellent business potential and value given the growing concern of the authenticity and origins of winery and caviar products.

The businesses of the Target Group are considered to be a natural fit for the Company’s caviar and wine trading business, in particular, the business of the Company and the Target Group share similar customer groups. Through this acquisition, the Company will be able to enhance its profitability and asset size, thereby creating value for its shareholders.

“This acquisition not only broadens our product mix but also deepens our presence in the luxury segment where caviar and fine wine naturally complement each other. We are confident in our unified vision and future growth prospects.”, commented Mr. Kim Kwan Kings, Wong.

 In consideration of the acquisition, the Company will issue an aggregate of 14,979,854 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares of the Company (determined based on an offer price of US$7.00 per Class A Ordinary Share and Class B Ordinary Share) to the Vendors. In line with corporate governance best practices and regulatory requirements, the proposed transaction was reviewed and approved by the unanimous consent of all the independent directors of the Company to ensure fairness and alignment with shareholder interests. The acquisition is expected to be completed on or around January 20, 2025.

About Top Wealth Group Holding Limited

Top Wealth Group Holding Limited is a holding company incorporated in the Cayman Islands, and all of its operations are carried out by its operating subsidiary in Hong Kong, Top Wealth Group (International) Limited. The Company specializes in supplying premium-class sturgeon caviar, and its caviar and caviar products are endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits. The Company supplies caviar to its customers under its customer’s brand labels (i.e. private labeling), and the Company also sells the caviar product under the Company’s caviar brand, “Imperial Cristal Caviar”, which has continuously achieved tremendous sales growth since its launch in the market.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Top Wealth Group Holding Limited

Investor Relations

Email: ir@topwealth.cc